Exhibit 21

SUBSIDIARIES OF CONTINENTAL RESOURCES, INC.

20 Broadway Associates LLC, an Oklahoma limited liability company

Banner Pipeline Company, L.L.C., an Oklahoma limited liability company

CLR Asset Holdings, LLC, an Oklahoma limited liability company

SFPG, LLC, an Oklahoma limited liability company*

The Mineral Resources Company LLC, an Oklahoma limited liability company

The Mineral Resources Company II, LLC, a Delaware limited liability company*

Jagged Peak Energy LLC, a Delaware limited liability company

Parsley SoDe Water LLC, a Delaware limited liability company

Continental Innovations LLC, an Oklahoma limited liability company

SCS1 Holdings LLC, an Oklahoma limited liability company

Continental Resources Argentina S.A.U, a sociedad anónima unipersonal organized and validly existing under the laws of the Republic of Argentina

Continental Resources Turkey Petrol Arama ve Üretim Limited Şirketi

* Ownership is less than 100%.